UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM - 27 April 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 27, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 27, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

                                                                                                                                  BARCLAYS PLC
                          27 April 2011

	Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 27th April 2011. The results of the polls are:
Resolutions		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To receive the Directors' and Auditors' Reports and the audited Accounts for the year ended 31st December 2010.	7,603,263,582	98.78	93,959,046	1.22	63.16%	79,899,051
2	To approve the Directors' Remuneration Report for the year ended 31st December 2010.	6,918,109,898	90.34	739,897,821	9.66	62.84%	119,164,310
3	That Alison Carnwath be re-elected as a Director of the Company.	7,718,628,983	99.64	27,643,742	0.36	63.56%	30,849,305
4	That Dambisa Moyo be re-elected a Director of the Company.	7,733,744,000	99.84	12,332,297	0.16	63.56%	31,045,806
5	That Marcus Agius be re-elected a Director of the Company.	7,591,387,452	98.18	140,735,436	1.82	63.45%	44,999,141
6	That David Booth be re-elected a Director of the Company.	7,738,207,328	99.89	8,268,240	0.11	63.56%	30,646,463
7	That Sir Richard Broadbent be re-elected a Director of the Company.	7,672,797,017	99.05	73,768,217	0.95	63.56%	30,557,155
8	That Fulvio Conti be re-elected a Director of the Company.	7,479,053,502	96.55	267,078,899	3.45	63.56%	30,989,628
9	That Robert E Diamond Jr be re-elected a Director of the Company.	7,735,634,228	99.86	10,506,962	0.14	63.56%	30,980,841
10	That Simon Fraser be re-elected a Director of the Company.	7,711,060,719	99.55	35,227,697	0.45	63.56%	30,833,614
11	That Reuben Jeffery III be re-elected a Director of the Company.	7,733,361,933	99.84	12,724,849	0.16	63.56%	31,035,247
12	That Sir Andrew Likierman be re-elected a Director of the Company.	7,737,715,054	99.89	8,530,815	0.11	63.56%	30,874,724
13	That Chris Lucas be re-elected a Director of the Company.	7,699,792,441	99.75	19,670,748	0.25	63.34%	57,658,842
14	That Sir Michael Rake be re-elected a Director of the Company.	7,723,325,846	99.70	22,896,557	0.30	63.56%	30,899,626
15	That Sir John Sunderland be re-elected a Director of the Company.	7,731,637,354	99.81	14,782,547	0.19	63.56%	30,702,129
16	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.	7,554,414,478	98.73	96,868,782	1.27	62.78%	125,838,419
17	To authorise the Directors to set the remuneration of the Auditors.	7,713,149,580	99.79	16,566,020	0.21	63.43%	47,406,081
18	To authorise Barclays and its subsidiaries to make EU political donations.	6,809,635,366	98.23	122,579,138	1.77	56.88%	844,908,138
19	To renew the authority given to the Directors to allot securities.	7,328,988,408	94.31	441,838,331	5.69	63.76%	6,294,942
20	To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	7,729,509,505	99.44	43,305,651	0.56	63.78%	4,306,525
21	To renew the Company's authority to purchase its own shares.	7,739,568,406	99.67	25,460,432	0.33	63.72%	2,987,142
22	To authorise the Directors to call general meetings (other than an Annual General Meeting) on not less than 14 clear days' notice.	7,205,938,691	92.70	567,850,451	7.30	63.79%	3,332,537
23	To approve and adopt the rules of the Barclays Long Term Incentive Plan	6,859,466,846	89.02	845,831,587	10.98	63.23%	71,823,595
24	To approve amendments to the rules of the Barclays Group Share Value Plan	7,019,758,083	91.01	693,251,882	8.99	63.29%	59,111,713

On 27th April 2011 there were 12,186,922,783 ordinary shares in issue and 758 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

For further information please contact:

ANALYSTS AND INVESTORS
Stephen Jones                      +44 (0)20 7116 5752
Maritz Carvalho                     +44 (0)20 7116 5711

MEDIA
Giles Croot                            +44 (0)20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.  For further information about Barclays, please visit our website www.barclays.com.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial conditions and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate to only to historic or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairments, charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and finance markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations and other statements that are not historical by fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effect of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including capital requirements and changes in legislation), the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of completion - a number of such factors being beyond the Group's control. As a result, the Group's actual results may differ materially from plans, goals, and expectations set forth in the Group's forward-looking statement.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange plc (the "LSE") or applicable laws, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstance on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the U.S. Securities and Exchange Commission.